January 5, 2012

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549

Re:          Chemed Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-08351

Dear Ms. Jenkins:

On behalf of Chemed Corporation (“Chemed” or the “Company”), this letter is sent in response to your office’s comment letter dated December 2, 2011.  The comment letter was originally sent to an incorrectly formatted e-mail address and therefore, the Company did not receive it until January 5, 2012.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

1.
We note that the report of your independent registered public accounting firm is unsigned.  Please confirm that the signed audit report was timely obtained and that you will provide a signed report in future filings.

We confirm that the signed audit report was timely obtained and the Company will provide a signed report in future filings.

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHEMED CORPORATION

BY:	/s /Arthur V. Tucker, Jr.

Arthur V. Tucker, Jr.

Vice President and Controller

cc:      Audit Committee of the Board of Directors

PricewaterhouseCoopers, LLP